BillMyParents, Inc.

6190 Cornerstone Court, Suite 216

San Diego, CA 92121

January 10, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BillMyParents, Inc.

Form 8-K

Filed December 31, 2012

File No. 000-27145

Dear Ms. Thompson:

On behalf of BillMyParents, Inc. (the “Company”), we submit the following responses to the comments set forth in your letter dated January 3, 2013 (the “Comment Letter”) regarding the Company’s Form 8-K filed December 31, 2012 (File No. 000-27145) (the “Form 8-K”). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.

Form 8-K Filed December 31, 2012

1.

You indicate that the registration rights agreement for certain equity instruments issued during your fiscal year ended September 30, 2012 "do[es] not include adequate penalties if the Company fails to register these securities by a fixed date. Consequently, the presumption is that the preferred stock, common stock and related warrants subject to the registration rights may potentially be settled in cash." We have the following comments:

•

Please explain to us in more detail what you mean by "adequate penalties" and how the registration rights agreement did not include adequate penalties. Also tell us your basis in GAAP for concluding that the lack of adequate penalties in a registration rights agreement leads to a presumption that the equity instruments will be settled in cash.

Management initially believed that the stock and warrants sold (“Stock Sales”) in private placement transactions taking place from October 2011 to July 2012 should be accounted for as a normal sale of equity and as such the stock and related warrants were recorded as equity.  The Stock Sales were accompanied by a registration rights agreements (“RRA”) that called on our Company to file a registration statement by a specific date or face the penalty of the warrants included in the Stock Sales accruing a cashless exercise option (“CEO”).  The RRA also required our Company to exert its best efforts to make the registration statement effective but also required the effective date to be no later than 180 days for the filing of the registration statement.

We do not believe that the Company is liable to the purchasers in the Stock Sales as a result of a failure to either file a registration statement in the prescribed time or a failure to have a registration statement backing the Stock Sales effective by a certain date, beyond the stated penalty of the CEO.  For this reason, we initially concluded that the Stock Sales were properly accounted for as stockholders’ equity without including either the value of the warrants as a derivative liability or classifying the remaining value assigned to the preferred and common stock as if they are redeemable (“Alternate Stock Accounting”).

The impetus for our change in the accounting for the Stock Sales was that upon further review of the RRA, we reevaluated the adequacy of the CEO penalty and determined that the CEO was not an adequate penalty, as the CEO does not transfer any penalty and there is no input in our warrant valuation models to account for a difference between the fair value of the warrants with or without the CEO.   We further noted that there was no penalty or clause specifying liquidating damages for our Company’s failure to achieve an effective registration statement for the instruments sold in the Stock Sales.  We believe that the potential inability to settle the RRA through the delivery of registered shares, without regard to probability, would create the assumption that our Company could be required to net cash settle the RRA (ASC 815-40-25-11) despite the RRA’s silence related to this as a remedy.  We therefore concluded that prevailing accounting practice, as quoted below, would prescribe that the Stock Sales required the Alternate Stock Accounting (the adjusted accounting that was adopted as a result of the restatement) referred to in the previous paragraph.

“ASC 480-10-S99-3A:

Classification

4. ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in "temporary equity"). The SEC staff does not believe it is appropriate to classify a financial instrument (or host contract) that meets the conditions for temporary equity classification under ASR 268 as a liability.

5. Determining whether an equity instrument is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer can be complex. The SEC staff believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the instrument to be classified in temporary equity.”

ASC 815-40:

“25-11 The events or actions necessary to deliver registered shares are not controlled by an entity and, therefore, except under the circumstances described in paragraph 815-40-25-16, if the contract permits the entity to net share or physically settle the contract only by delivering registered shares, it is assumed that the entity will be required to net cash settle the contract. As a result, the contract shall be classified as an asset or a liability.

25-14 If both the following conditions are met, then net cash settlement is assumed if the entity is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative):

a.  A derivative instrument requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement would be permitted or required.

b.  The derivative instrument does not specify how the contract would be settled in the event that the entity is unable to deliver registered shares.

25-15 Consequently, the derivative instrument shall be classified as an asset or a liability because share settlement is not within the entity's control.”

•

We note that your amended Forms 10-Q and your recent Form 10-K indicate that all common and preferred stock classified as temporary equity is redeemable. However, your Item 4.02 Form 8-K does not describe the equity instruments that were restated to temporary equity as redeemable. Please explain to us whether the restated equity instruments described in this Form 8-K are redeemable for cash under any circumstances, and describe such circumstances to us in detail.

We do not believe the common and preferred stock purchased in the Stock Sales is redeemable for cash under any circumstances.  However, we believe that as stated above it is assumed that we could be required to net cash settle the agreements, without regard to probability of such a remedy, and are therefore required to classify the preferred and common stock as redeemable and temporary equity as well as the associated warrants as a liability.

•

Based on the above comments, please revise your Item 4.02 Form 8-K to better describe to your investors why these equity instruments were restated from permanent equity to temporary equity.

If necessary, we will revise the Form 8-K following discussion of the foregoing issues with the Commission.

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You requested that the Company provide the following representations in its response to your comments. In connection therewith, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K; (ii) staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the SEC from taking any action with respect to the 8-K; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing responds fully to the comments raised in the Comment Letter.  If you have any questions or require additional information, please contact the undersigned by telephone at (858) 677-0080.

Very truly yours,

Michael McCoy

Chief Executive Officer

cc:

Jonathan Shultz, Chief Financial Officer
BDO USA, LLP